FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

April 1, 2008

Item 3: News Release:

A news release dated and issued on April 1, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

A Deep Penetrating UTEM Geophysical Program is Underway over the  West Timmins Nickel Project, Ontario

Item 5: Full Description of Material Change:

April 1, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) In a continuing program to evaluate the Montcalm Intrusive, a deep penetrating UTEM survey will begin shortly over 180 kilometers of recently cut grids. The objective is to develop diamond drill targets south of the Montcalm Ni-Cu Mine (see map).  The survey covers a complex sequence of mafic and ultramafic intrusive rocks which the joint venture believes is conducive to hosting magmatic Ni-Cu deposits.  This area of the property has not been thoroughly evaluated in the past.  The planned $400,000 geophysical program, managed by PFN, will be shared on a 50:50 basis with Xstrata Nickel.  To ensure the evaluation of this highly regarded target area is completed as quickly as possible, selected priority ranked conductors will be diamond drill tested by year end.

Phase II Drill Summary:

Pacific North West Capital Corp. has completed the 2007 Phase II diamond drill program on its West Timmins Nickel property.  This program consisted of four diamond drill holes (1058 metres) testing Pulse EM targets with coincident high magnetic response south of Xstrata’s Montcalm Mine as well as airborne conductors to the northwest end of the property with coincident geochemical metal anomalies over conductors. The four drill hole locations are indicated on the attached map.

Disseminated sulphides were intersected in 3 of the 4 holes with anomalous copper and nickel assay values over narrow widths (see Table). All analysis from the drill program were carried out by Accurassay Laboratories located in Thunder Bay, Ontario.

DDH No	AZ	DIP	EOH (m)	TARGET	From (m)	To (m)	Length (m)	Cu (ppm)	Ni (ppm)
WTM-07-23	135	-60	437	DEEP Mag - EM	416.8	419	2.2	228	545
WTM-07-24	270	-45	250	Mag - EM, MMI	124	125	1	1029	117
and					148	151	3	80	547
and					167	172	5	66	567
WTM-07-25	272	-45	250	Mag - EM, MMI	199	200	1	470	55
WTM-07-26	270	-50	200	Mag - EM, MMI		NSA

PFN Nickel Division

In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel. The Project covers 355 square kilometres (87,720 acres), 60 kilometres west of Timmins, Ontario. The West Timmins Nickel Project is adjacent to Xstrata’s Montcalm deposit.  The Montcalm deposit contains a proven mineral reserve of 3.7 million tonnes at 1.37% Ni, 0.64% Cu as of June 30, 2007 and has a remaining expected mine life of 3.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 kilometres to the east. An extensive geophysical and ground proofing exploration program has been completed on the project to date and PFN has expended approximately $3 million.

The West Timmins Nickel Project was obtained by a Joint Venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the West Timmins Project. Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Xstrata Nickel, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study whichever occurs first. Under the Agreement PFN will act as Project Operator.

PFN has recently acquired additional nickel projects including the NickelPlats Project in Saskatchewan, the Swayze Nickel Project in the Timmins Mining Camp, Raglan Hills Nickel Project in Ontario and projects in the Voisey’s Bay and King Lake districts of Newfoundland and Labrador.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this  1st  day of April 2008.